[PACKARD BIOSCIENCE COMPANY LETTERHEAD]



                                 April 27, 2001


VIA EDGAR
---------
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405
Attention: Abby L. Adams, Esq.

      Re:   Packard BioScience Company -
            Application for Withdrawal of Registration Statement
            ----------------------------------------------------

Dear Ms. Adams:

           Packard BioScience Company (the "Company") hereby applies for withdrawal under Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), 17 C.F.R. ss. 230.477, of the Company's Registration Statement on Form S-1 (Reg. No. 333-55258) (as amended, the "Registration Statement") in its entirety. No securities have been sold in connection with the offering covered by the Registration Statement.

            The Company filed the Registration Statement with the Securities and Exchange Commission (the "Commission") on February 9, 2001 and amended it on March 29, 2001. At the time of the March 29 amendment, the Company publicly announced that the selling stockholders and the Company would postpone the offering and continue to monitor market conditions to determine the appropriate time for proceeding with the offering, subject to completion of Commission review and effectiveness of the Registration Statement. The Company and the selling stockholders have now determined that, because market conditions have not improved, it would not be desirable to continue the current registration process and therefore the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Securities and Exchange Commission
Abby L. Adams, Esq.
page 2



            The Company understands that pursuant to Rule 447(b), this application will be deemed granted on April 27, 2001, the date this application was filed with the Commission, unless the Commission notifies the Company within 15 calendar days that the Company's application will not be granted. For any such notification, or if you have any questions or comments relating to this application, please contact Timothy O. White, Jr., Esq., the Company's Vice President, Secretary and General Counsel, at (203) 639-2481, or Lorenzo Borgogni of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1390.


                                    Very truly yours,


                                    PACKARD BIOSCIENCE COMPANY


                                    By:  /s/ Timothy O. White, Jr.
                                        ----------------------------------
                                        Name:   Timothy O. White, Jr.
                                        Title:  Vice President, Secretary
                                                and General Counsel



cc:   Andrew R. Brownstein
      Lorenzo Borgogni
         Wachtell, Lipton, Rosen & Katz

      Rohan S. Weerasinghe
         Shearman & Sterling